FILED BY PEET’S COFFEE & TEA, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: DIEDRICH COFFEE, INC.

COMMISSION FILE NO. 000-21203

Peet’s Coffee & Tea Issues Statement Following Determination by Diedrich Coffee that Green Mountain Coffee Roasters’ Revised Acquisition Proposal is Superior

EMERYVILLE, Calif. — Peet’s Coffee & Tea, Inc. (NASDAQ: PEET) today issued the following statement after an announcement by Diedrich Coffee, Inc. (NASDAQ: DDRX) that Diedrich’s board of directors has determined a proposal from Green Mountain Coffee Roasters, Inc. (NASDAQ: GMCR) to acquire Diedrich for $32.00 per share in cash to be superior to the November 22, 2009 enhanced acquisition proposal submitted by Peet’s. Peet’s had proposed to acquire Diedrich in a cash-and-stock transaction valued at $30.35 per share, or a total value of approximately $251 million, based on the closing price of Peet’s common of stock of $32.86 on November 24, 2009. That proposal expired this morning and is no longer in effect.

Under the terms of the existing merger agreement Peet’s entered into with Diedrich on November 2, 2009, the agreement (including Peet’s offer to acquire Diedrich in a cash-and-stock transaction valued at $26.00 per share) remains in effect until at least 5:00 p.m. Pacific Time on Monday, November 30, 2009, and until that time (as it may be extended to the extent provided in the agreement), Peet’s has the right to amend its offer such that Diedrich’s board of directors could no longer determine that GMCR’s proposal continues to be a superior proposal.

“As provided for in our merger agreement with Diedrich, over the next several days we will consider all our alternatives and take the action we deem to be in the best interests of Peet’s shareholders,” said Patrick O’Dea, President and CEO of Peet’s. “We will communicate further when it is appropriate.”

Cooley Godward Kronish LLP is acting as Peet’s legal advisor; Morgan Stanley and Jesse Capital Management are serving as financial advisors.

Additional Information and Where to Find It

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Diedrich. Peet’s has filed a registration statement on Form S-4 (containing a prospectus/offer to purchase and certain other offer documents) and a tender offer statement on Schedule TO with the SEC and Diedrich has filed a solicitation/recommendation statement on Schedule 14D-9, all with respect to the Offer and the Merger (as defined in those documents). Diedrich stockholders are urged to read Peet’s prospectus/offer to purchase and the other offer documents contained in the registration statement, and Diedrich’s solicitation/recommendation statement, because they contain important information that stockholders should consider before making any decision regarding tendering their shares. The registration statement (including the prospectus/offer to purchase and the other offer documents contained therein), the tender offer statement and the solicitation/recommendation statement contain important information, which should be read carefully before any decision is made with respect to the Offer. The registration statement (including the prospectus/offer to purchase and certain other offer documents contained therein), as well as the tender offer statement and the solicitation/recommendation statement, are available to all stockholders of Diedrich at no expense to them. The registration statement (including the prospectus/offer to purchase and other offer documents), the tender offer statement and the solicitation/recommendation statement are available for free at the SEC’s web site at www.sec.gov. Free copies of the prospectus and offer to purchase (and other offer documents) are also available from Peet’s by mail to Peet’s Coffee & Tea, Inc., 1400 Park Avenue, Emeryville, CA 94608, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement are available by Diedrich by mail to Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, CA 92614, attention: Investor Relations. In addition, the prospectus/offer to purchase (and other offer documents) may also be obtained free of charge by directing a request to the Information Agent for the offer, Laurel Hill Advisory Group, LLC, 100 Wall Street, 22nd floor, New York, NY 10005 at 1-888-742-1305 (toll free). Continental Transfer & Trust Company is acting as depositary for the tender offer.

In addition to the foregoing materials filed with the SEC, Peet’s and Diedrich file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by Peet’s or Diedrich at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Peet’s and Diedrich’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Offer and the Merger

Peet’s will be, and certain other persons may be, soliciting Diedrich stockholders to tender their shares into the exchange offer. The directors and executive officers of Peet’s and the directors and executive officers of Diedrich may be deemed to be participants in Peet’s solicitation of Diedrich’s stockholders to tender their shares into the exchange offer.

Stockholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Peet’s and Diedrich in the exchange offer by reading the prospectus/offer to purchase and certain other offer documents, as well as the solicitation/recommendation statement.

About Peet’s Coffee & Tea, Inc.

Peet’s Coffee & Tea, Inc., (NASDAQ: PEET), is the premier specialty coffee and tea company in the United States. Founded in 1966 in Berkeley, California by Alfred Peet, an early tea authority who became widely recognized as the grandfather of specialty coffee in the U.S., Peet’s offers superior quality coffees and teas in multiple forms, by sourcing the best quality coffee beans and tea leaves in the world, adhering to strict high quality and taste standards, and controlling product quality though its unique direct store delivery selling and merchandising system. Peet’s is committed to strategically growing its business through many channels while maintaining the extraordinary quality of its coffees and teas. For more information about Peet’s Coffee & Tea, Inc. visit www.peets.com.

Contacts

Sard Verbinnen & Co

Paul Kranhold/Diane Henry, 415-618-8750